COHEN & STEERS ACTIVE COMMODITIES STRATEGY FUND, INC.

280 Park Avenue, 10th floor

New York, NY 10017

VIA EDGAR

April 28, 2014

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: John Grzeskiewicz, Senior Counsel

Re:	Cohen & Steers Active Commodities Strategy Fund, Inc.

Registration No. 333-193955; 811-22938

Dear Mr. Grzeskiewicz:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Cohen & Steers Active Commodities Strategy Fund, Inc. hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that it will be declared effective as soon as possible on April 30, 2014 or as soon as possible thereafter.

The request of the representative of the distributor, Cohen & Steers Securities, LLC, will be delivered to you by separate letter.

Very truly yours, COHEN & STEERS ACTIVE COMMODITIES STRATEGY FUND, INC.

By:	/s/ Tina M. Payne
Assistant Secretary

COHEN & STEERS SECURITIES, LLC

280 Park Avenue

New York, NY 10017

VIA EDGAR

April 28, 2014

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: John Grzeskiewicz, Senior Counsel

Re:	Cohen & Steers Active Commodities Strategy Fund, Inc.

Registration No. 333-193955; 811-22938

Dear Mr. Grzeskiewicz:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned hereby joins in the request of Cohen & Steers Active Commodities Strategy Fund, Inc. that the effective date of the above-captioned Registration Statement be accelerated so that it will be declared effective as soon as possible on April 30, 2014 or as soon as possible thereafter.

Very truly yours, COHEN & STEERS SECURITIES, LLC

By:	/s/ Tina M. Payne
Secretary